

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 9, 2011

Kenneth P. Regan
Chief Executive Officer
INREIT Real Estate Investment Trust
216 South Broadway, Suite 202
Minot, North Dakota

**Re: INREIT Real Estate Investment Trust
Amendment No. 1 to Form 10-12G
Filed April 25, 2011
File No. 000-54295**

Dear Mr. Regan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that response letters must be signed by the Company and must include the representations in the bullet points at the bottom of this letter.

Item 2. Financial Information, page 57

2.   We note that you have removed your disclosure regarding net operating income. Please tell us if management views NOI as a key performance indicator.

Funds From Operations, page 69

3.   Based on the revisions in response to our prior comment 9, we note you are adding back noncontrolling interests in its entirety, which does not appear to be consistent with the NAREIT definition of FFO. To the extent you intend to present FFO as defined by NAREIT, please revise to only reflect the noncontrolling interests' share of adjustments

to convert net income to FFO. Otherwise, you should revise your disclosure to clarify that this is an adjusted FFO measure. Please note any adjusted measures should be reconciled from net income and FFO as defined by NAREIT and should have clarifying language on how the adjusted measure is useful.

Item 3. Properties, page 71

4.   We note your response to comment 13 of our letter dated April 6, 2011 in which you have revised your disclosure to indicate that 46% of your commercial leases as of December 31, 2010 contain step-up clauses. Please revise your disclosure to provide a range of the escalation.

5.   We note your response to comment 19 in which you have revised your disclosure to include capitalization rates for material acquisitions and dispositions of your properties. We further note that you calculate capitalization rates for acquisitions using the projected net operating income divided by the investment. Please revise your disclosure to describe the assumptions regarding future occupancy, rents or expenses that you used in determining projected NOI. For example, please describe what percentage of your NOI is based on in-place leases at the time you acquired the property and whether you made assumptions that go beyond in-place leases.

Item 6. Executive Compensation, page 94

6.   We note your response to comment 31 of our letter dated April 6, 2011 in which you have revised your disclosure to provide the amount each trustee was paid for attending meetings during the year ended December 31, 2010. We note you indicate that you compensate the Chairman of the Board $1,200 for each meeting the Chairman chairs and that you pay your independent trustees $800 for each meeting. We further note that you indicate Mr. Strinder, the Chairman of the Board, was compensated $4,400 and that Mr. Furness was compensated $3,600. For clarification, please tell us how these amounts were determined.

Item 7. Certain Relationships and Related Transactions, and Trustee Independence, page 97

Rental Agreements, page 99

7.   We note your response to comment 39 of our letter dated April 6, 2011 in which you indicate that you have revised the disclosure to indicate that Mr. Gisi is responsible, as the lessee, for the master lease of the Gate City Office building. We further note that the disclosure in the registration statement has not been revised as indicated. We therefore reissue our prior comment. We note you indicate that "Mr. Gisi is also responsible for the master lease of the Gate City Office building." Please revise to clarify.

Purchase of Properties, page 100

8.　　We note your response to comment 40 of our letter dated April 6, 2011 in which you identify the entity as France Edina Property, LLP.　We further note you indicate that France Edina Property, LLP is affiliated with Mr. Regan, Mr. Wieland, Mr. Lian and Mr. Echtenkamp.　Please revise your disclosure to describe these affiliations.

Item 10.　Recent Sales of Unregistered Securities, page 102

9.　　We note your response to comment 42 of our letter dated April 6, 2011.　Please provide us additional details of the offering you discuss in your response, including the total number of shares offered, the number of shares sold, the number of shareholders who purchased shares and the price at which the shares were sold.　Please also tell us the amount of shares that were sold that did not qualify for a valid exemption under the Securities Act.　Please provide us an analysis of your compliance with Section 5 of the Securities Act and consider revising your disclosure in the Form 10 to include a risk factor discussing possible rescission risks associated with the sale of shares in violation of Section 5.　We may have further comments.

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Principal Activity and Significant Accounting Policies

10.　In your response to comment 49, you indicate that you have consolidated Marketplace Investors, LLC due to your ability to influence control over the activities of this entity under ASC 323-10.　This is not a basis for consolidation under ASC 810.　Please tell us what rights you hold that would give you a controlling financial interest under ASC 810-10-15 paragraphs 8-10.

11.　We note your response to prior comment 50 in which you have conveyed to us your use of the proportionate consolidation method to account for tenancy in common interests such as you have with Grand Forks Marketplace Retail Center and Marketplace Investors, LLC.　Please provide us with your analysis that shows how you met each of the required conditions under Accounting Standards Codification 970-810-45-1 in order to utilize this accounting treatment and expand your disclosure to enhance a reader's understanding of how you account for these investments.

Note 16 – Related Party Transactions

12.　We note in your response to prior comment 56 that you capitalized a portion of the acquisition costs that you have characterized as a financing coordination fee.　Please specify to which acquisitions this financing coordination fee relates as well as describe the nature and terms of the financing arrangements entered into in contemplation of the transaction.　Clarify why payments made to INREIT Management LLC for acquiring properties are not expensed in accordance with ASC 805-10-25-23. Lastly, your footnote should be revised to specify how you account for the various items classified as acquisition fees and where these amounts are located in your audited financial statements.

Note 20 – Business Combinations and Disposals

13.   In your response to comment 57 you indicate the fair value of the partnership units issued as consideration were determined annually by your board of directors. Generally for securities not publicly traded in an active market, fair value would be determined based on contemporaneous equity transactions with third parties or, absent other objective measures of fair value, management should have considered the fair value hierarchy as described in ASC 820-10-35. Please advise us how an annual valuation by the board of directors meets those criteria. In addition, disclose the per share value ascribed to the securities issued.

14.   We have reviewed your response to comment 58 and remain unclear how you determined a gain should have been recognized. It appears the consideration given in these transactions equals the fair value of the net assets received. Please advise.

15.   Further to our previous comment, your response only addresses acquisitions in 2009. Please clarify what drove the gain on bargain purchase recorded in 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Phil Colton, Esq.
     Joy Newborg, Esq.
     Via *facsimile:* (612) 604-6913